FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number  001-31522

Eldorado Gold Corporation
(Translation of registrant's name into English)

1188-550 Burrard Street
Bentall 5
Vancouver, B.C.
Canada  V6C 2B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[    ]..... Form 40-F...[.X.]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2009	ELDORADO GOLD CORPORATION /s/ Dawn Moss Dawn Moss, Corporate Secretary

Exhibits

99.1    Short Form Prospectus dated July 20, 2009

EXHIBIT 99.1

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities law, and may not be offered or sold within the United States unless an exemption from registration is available.

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Eldorado Gold Corporation, at Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, Telephone: (604) 601-6655, and are also available electronically at www.sedar.com.

Short Form Prospectus

New Issue	July 20, 2009

ELDORADO GOLD CORPORATION

27,824,654 Common Shares

This short form prospectus (the “prospectus”) qualifies the distribution of 27,824,654 common shares (the “Offered Shares”) (subject to certain adjustments prior to the closing of the Transaction as defined herein) of Eldorado Gold Corporation issuable in connection with its acquisition of 57,968,029 common shares (the “Sino Shares”) (subject to certain adjustments) of Sino Gold Mining Limited (“Sino Gold”) from Gold Fields Australasia (BVI) Limited (“GFA”) pursuant to a share purchase and sale agreement between Eldorado and GFA dated June 3, 2009 as amended by an amending agreement dated July 10, 2009 (collectively the “Share Purchase Agreement”). This prospectus also qualifies the distribution of the Top-up Adjustment Right (as hereinafter defined) provided under the Share Purchase Agreement. No underwriter is involved in the preparation of this prospectus or has performed any review of the contents of this prospectus.

The outstanding common shares (the “Common Shares”) of Eldorado are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “ELD” and the NYSE AMEX LLC (the “AMEX”) under the symbol “EGO”. The closing price of the Common Shares on the TSX and the AMEX on July 17, 2009 was Cdn $10.28 and US$9.21, respectively. The TSX has conditionally approved the listing of the Offered Shares on the TSX subject to our fulfilling all the listing requirements of the TSX. AMEX has approved the Offered Shares for listing on AMEX.

Unless the context otherwise requires, references to the “Company”, “we”, “us” or “our” means Eldorado Gold Corporation and each of its subsidiaries. Reference to “Eldorado” means Eldorado Gold Corporation only. Unless the context otherwise requires, references to “Offered Shares” means the 27,824,654 Common Shares offered hereunder, and references to “Common Shares” means all of the common shares of Eldorado.

Eldorado’s head office is located at Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5 and its registered office is located at Suite 2900 - 550 Burrard Street, Vancouver, British Columbia, V6C 0A3. The registrar and transfer agent of the Common Shares is Valiant Trust Company, 600 - 750 Cambie Street, Vancouver, British Columbia V6B 0A2.

An investment in the Common Shares involves a high degree of risk. The risk factors outlined or incorporated by reference in this prospectus should be carefully reviewed and considered in connection with an investment in the Common Shares. See “Risk Factors”.

DM_VAN/256815-00007/7365359.1

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE	1
FORWARD-LOOKING STATEMENTS, FORWARD-LOOKING INFORMATION AND RISK FACTORS	2
MINERAL RESERVES AND RESOURCES	3
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	4
THE COMPANY	5
SUMMARY DESCRIPTION OF THE BUSINESS	6
RECENT DEVELOPMENTS	6
SHARE PURCHASE AGREEMENT AND PLAN OF DISTRIBUTION	7
RISK FACTORS	8
CONSOLIDATED CAPITALIZATION	21
USE OF PROCEEDS	21
DESCRIPTION OF COMMON SHARES	21
PRIOR SALES	21
TRADING PRICE AND VOLUME	25
INTEREST OF EXPERTS	25
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	26
AUDITORS’ CONSENT	i
AUDITORS’ CONSENT	ii
AUDITORS’ CONSENT	iii
CERTIFICATE OF THE COMPANY	iv

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in each of the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Eldorado at Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, Telephone: (604) 601-6655, and are also available electronically at www.sedar.com. The filings of the Company through the System for Electronic Document Analysis and Retrieval (“SEDAR”) are not incorporated by reference in this prospectus except as specifically set out herein.

The following documents, which we have filed with the various securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference into and form an integral part of, this prospectus:

(a)	the annual information form for the fiscal year ended December 31, 2008, dated and filed March 31, 2009 (the “AIF”);
(b)

the audited consolidated financial statements, the notes thereto and the auditors report thereon as at and for the fiscal year ended December 31, 2008 (the “Annual Financial Statements”), together with management’s discussion and analysis (“MD&A”) for the Annual Financial Statements, both filed on March 19, 2009;

(c)

the unaudited consolidated financial statements as at and for the three months ended March 31, 2009 and the notes thereto (the “Interim Financial Statements”) together with the MD&A for such Interim Financial Statements, both filed on May 8, 2009;

(d)

the business acquisition report (the “Frontier BAR”) dated and filed on September 15, 2008 regarding the acquisition of Frontier Pacific Mining Corporation (“Frontier”), except the notices regarding no auditor review of the Frontier interim statements incorporated by reference in the Frontier BAR, which notices are not incorporated by reference in this prospectus;

(e)	the management proxy circular dated April 3, 2009 prepared in connection with the annual and special meeting of our shareholders held on May 7, 2009, filed on April 9, 2009;
(f)	the material change report dated and filed on January 26, 2009 with respect to an update on 2008 operating results and anticipated 2009 production;
(g)

the material change report dated February 2, 2009 and filed on February 3, 2009 with respect to the positive High Court decision regarding the Environmental Impact Assessment Certificate for the Efemçukuru development project (the “Efemçukuru Project”);

(h)

the material change report dated and filed on February 18, 2009 and amended material change report dated and filed on February 20, 2009, respectively with respect to the Company’s 2008 fourth quarter earnings release and mineral resources and mineral reserves updates;

(i)	the material change report dated and filed on March 4, 2009 with respect to the withdrawal of a preliminary prospectus;
(j)	the material change report dated May 8, 2009 and filed on May 11, 2009 with respect to our financial and operational results for the first quarter ended March 31, 2009; and
(k)	the material change report dated and filed on June 11, 2009 with respect to the acquisition of Sino Shares from GFA.

Any document of the type referred to in Section 11.1 of Form 44-101F1-Short Form Prospectus filed by us with a securities commission or any similar authority in Canada after the date of this prospectus and prior to the termination of the distribution shall be deemed to be incorporated by reference in this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this prospectus.

Information contained on our website is not part of this prospectus or incorporated by reference herein.

FORWARD-LOOKING STATEMENTS, FORWARD-LOOKING INFORMATION

AND RISK FACTORS

This prospectus and the documents incorporated herein by reference, contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements or forward-looking information include, but are not limited to statements with respect to:

•	the Transaction;
•	the future price of gold;
•	the estimation of mineral reserves and mineral resources;
•	estimates of the time and amount of future gold production for specific operations;
•	estimated future production costs, capital expenditures, exploration expenditures and other expenses for specific operations;
•	permitting;
•	mining and development risks;
•	litigation risks;
•	currency fluctuations;
•	requirements for additional capital;
•	potential acquisitions;
•	environmental risks;
•	reclamation costs; and
•	statements as to the projected development of certain ore deposits, including estimates of capital costs and expected production commencement dates.

Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. With respect to forward-looking statements and information included in this prospectus and the documents incorporated herein by reference, we have made numerous assumptions including among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals. While we consider these assumptions to be reasonable, the assumptions are inherently subject to significant business, economic, competitive and social uncertainties and contingencies. Furthermore, such forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements and forward-looking information. Such factors include, among others, the following:

•	the completion of the Transaction being subject to the satisfaction of certain conditions;
•	the number of shares to be acquired or issued pursuant to the Transaction is subject to certain adjustments;
•	gold price volatility and currency rate fluctuations;
•	discrepancies between actual and estimated production, between actual and estimated mineral reserves, and between actual and estimated metallurgical recoveries;
•	mining operational risk;
•	regulatory restrictions, including environmental regulatory restrictions and liability and permitting restrictions;
•	risks of operations in foreign countries;
•	speculative nature of gold exploration;
•	dilution;
•	competition;
•	loss of key employees;
•	defective title to mineral claims or property;
•	growth and financial condition;
•	current global financial conditions; and
•	legal and regulatory proceedings;

as well as those factors discussed in the section entitled “Risk Factors” in this prospectus and in the documents incorporated by reference herein.

Although we have attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements and forward-looking information are based upon management’s beliefs, estimates and opinions at the time they are made and we undertake no obligation to update forward-looking statements and forward-looking information if these beliefs, estimates and opinions or circumstances should change, except as required by applicable law. There can be no assurance that forward-looking statements and forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. All forward-looking statements and forward-looking information contained or incorporated by reference in this prospectus are qualified by this cautionary statement.

Specific reference is made to “Risk Factors” herein, “Risk Factors” in the AIF incorporated by reference herein and the MD&A incorporated by reference herein for a discussion of the factors underlying forward-looking statements and forward-looking information.

MINERAL RESERVES AND RESOURCES

Stephen Juras, P.Geo., Manager, Geology of the Company, is the qualified person (the “Qualified Person”), as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), for all mineral resource estimates of the Company contained or incorporated by reference into this prospectus and for verifying the technical data relating thereto. The Qualified Persons for mineral reserve estimates of the Company contained or incorporated by reference into this prospectus and for verifying the technical data relating thereto are as follows: Richard Miller, P.Eng., Manager, Mine

Engineering of the Company, is responsible for the Kisladag Mine (as defined herein) and the TJS Mine (as defined herein) mineral reserve estimates and Andy Nichols, P.Eng., Chief Mining Engineer of Wardrop Engineering Inc., an independent Qualified Person, is responsible for the Efemçukuru Project mineral reserve estimates.

Except as otherwise noted, Norman S. Pitcher, P. Geo., Chief Operating Officer of the Company, is the Qualified Person responsible for preparing or supervising the preparation of the scientific or technical information contained or incorporated by reference in this prospectus and has verified the technical data disclosed herein relating to the Kisladag Mine, the TJS Mine and the Efemçukuru Project.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

We report in United States dollars. All dollar amounts in this prospectus are expressed in United States dollars unless otherwise indicated. Our revenue is derived primarily from the sale of gold, denominated in United States dollars. Our costs are incurred in a variety of currencies, including the Brazilian Real (the “Real”), the Canadian dollar (“Cdn$”), the Chinese Renminbi (“RMB”), the lawful single currency of the European Monetary Union (the “Euro”) and the Turkish Lira (“Lira”).

The noon rate of exchange on July 17, 2009, as reported by the Bank of Canada, for the conversion of Canadian dollars into United States dollars was Cdn$1.1168 per US$1.00 (Cdn$1.00 equals US$0.8954).

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in United States dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars.

	Period Ended March 31,	Year Ended December 31,
	2009	2008	2007	2006
Rate at end of period	0.7935	0.8166	1.0120	0.8581
Average rate for period	0.8028	0.9381	0.9304	0.8817
High for Period	0.8458	1.0289	1.0905	0.9099
Low for Period	0.7692	0.7711	0.8437	0.8528

THE COMPANY

Eldorado was incorporated by Memorandum of Association on April 2, 1992 under the Companies Act (Bermuda) under the name “Eldorado Corporation Ltd.” On April 23, 1996, we continued under the Company Act (British Columbia) and changed our name to “Eldorado Gold Corporation”. On June 28, 1996, we continued under the Canada Business Corporations Act (“CBCA”). On November 19, 1996, pursuant to a plan of arrangement under the CBCA, we amalgamated with HRC Development Corporation under the name “Eldorado Gold Corporation”. We amended our articles and filed restated articles under the CBCA on June 5, 2009. We adopted new by-laws which were confirmed by our shareholders on May 7, 2009.

Our head and principal office is located at Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5. We, through our subsidiaries, also maintain administrative offices in Belo Horizonte, Brazil; Beijing, China; Haixi District, China; Xining, China; Alexandroupolis, Greece; Athens, Greece; Ankara, Turkey; Usak, Turkey and Izmir, Turkey. Eldorado’s registered office and address for service is care of our solicitors, Fasken Martineau DuMoulin LLP, Suite 2900 - 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 0A3.

We own our material assets through the six subsidiaries set out below. The particulars, including the place of incorporation or continuance, regarding these subsidiaries are as indicated on the organizational chart set out below.

SUMMARY DESCRIPTION OF THE BUSINESS

We are engaged in the production of, development of and exploration for gold. We are also engaged in the acquisition of gold properties. Our business is presently focused in China and Turkey.

We are engaged in the production of gold through the mining and processing of ore. We have two gold mines in production, the Kisladag Gold Mine (“Kisladag Mine”) located near Usak, Turkey and the Tanjianshan Gold Mine (the “TJS Mine”) located in Qinghai Province, China. Our key development property, which we are currently focused on, is the Efemçukuru Project located in Turkey. We consider the Kisladag Mine, TJS Mine and Efemçukuru Project our material properties for the purposes of NI 43-101.

Our acquisition and growth strategy is to actively pursue future growth opportunities by way of discovery of grass-roots exploration projects and the acquisition of advanced exploration, development or low cost production assets in Brazil, China, Greece and Turkey and the surrounding regions, preferably with sound management and potential for increased mineral resources. At any given time, discussions and activities with respect to such possible opportunities may be in process on such initiatives, each at different stages of due diligence. We currently have no binding agreements or commitments to enter into any potential transactions and there is no assurance that any potential transactions will be successfully completed. See “Risk Factors – Risks related to acquisitions”.

For a discussion of our production and operating information about our Company, see our annual and most recent quarterly financial statements and related MD&A. For a description of our principal properties and our other development and exploration properties, including our current mineral reserve and resource estimates see “Description of the Business” in the AIF incorporated herein by reference.

RECENT DEVELOPMENTS

The Company produced 61,426 ounces of gold during our first quarter ended March 31, 2009. We are debt free, other than $0.1 million outstanding under a non-interest bearing loan from Sino Gold, which loan was incurred in relation to the acquisition of the TJS Mine in 2003. At March 31, 2009, we held approximately $108 million in cash and cash equivalents. We remain hedge free.

Turkey

Kisladag Mine

An internal review of Kisladag Mine completed in Q2 2009 identified opportunities to effectively increase annual production and lower unit costs at Kisladag Mine. The review will form the basis of feasibility engineering currently being undertaken by the Company and its consultants (the “Study”). Assuming the Study results in a positive decision to proceed with an implementation schedule of the expansion project, we expect construction should be completed in 2010 and the first operating benefit should be derived in 2011.

The exploration drilling at Kisladag Mine in 2009 will include 5,000 meters of drilling.

Efemçukuru Project

Construction is progressing well at the Efemçukuru Project with gold production expected in mid-2010.

Approximately 4,000 meters of drilling is planned in exploration drilling for 2009 at Efemçukuru Project. Results of drilling to date have encountered the highest grade and deepest intercept drilled at the project.

China

TJS Mine

Exploration for 2009 is focussing on the 338.31 square kilometre land package at the TJS Mine in Qinghai Province. The drill program began during Q2 and will consist of 2,900 meters of diamond drilling to test the down dip extension of the ore body along the entire strike of the deposit.

Other Matters

On June 5, 2009 PricewaterhouseCoopers LLP resigned as the Company’s external auditor. KPMG LLP will assume the role of external auditor to Eldorado until the next annual shareholder meeting.

The Company acquired Thracean Gold Mining (“TGM”) as a result of its acquisition of Frontier in 2008. We are in the process of compiling a Pre-Environmental Assessment for TGM’s project, the Perama Project, for submission to the Greek authorities, the approval of which we would expect to receive prior to the end of 2009. Following receipt of approval, we would then submit a full Environmental Impact Assessment to the Greek authorities.

The Company recently disposed of its interest in Minera Frontera Pacifico S.A. (“MFP”) to Solex Resources Corp (“Solex”). MFP is a non-material exploration asset, whose sole project is a joint venture interest with Solex in the Macusani East project, which was acquired as a result of its acquisition of Frontier in 2008. Pursuant to the disposition, Eldorado has acquired 11,820,487 common shares of Solex; a promissory note in favour of Eldorado in the amount of $2,000,000 and a uranium royalty on the Macusani East project of MFP.

On June 3, 2009, we announced that we entered into a share purchase and sale agreement with GFA dated June 3, 2009 to acquire a stake in Sino Gold, which agreement was subsequently amended by an amending agreement dated July 10, 2009 (the “Transaction”). See “Share Purchase Agreement and Plan of Distribution” below.

Sino Gold is an Australian public company focused on the exploration and production of gold in China and is listed on the Australian Securities Exchange and Hong Kong Stock Exchange. It has two operating mines, Jinfeng Gold Mine (“Jinfeng”) and White Mountain.

Jinfeng Gold Mine: Sino Gold reports that Jinfeng is a high-grade, long-life operation and the second largest gold mine in China. Sino Gold reported Jinfeng gold production of 150,926 ounces for 2008. Sino Gold reports that it owns an 82% interest in Jinfeng with local joint-venture partner Guizhou Lannigou Gold Mine Limited holding the remaining 18%. Sino Gold reports that it acquired the Jinfeng deposit in 2001 via an open government tender, commenced construction in February 2005 and achieved commercial gold production in September 2007.

White Mountain Property: Sino Gold reports that White Mountain is Sino Gold’s second operating mine and has a planned mine life of at least ten years. Sino Gold reported that commercial gold production was achieved in January 2009. Sino Gold reports that it owns a 95% interest in White Mountain with the remainder held by local joint-venture partner Jilin Tonghua Institute of Geology and Minerals Exploration and Development.

The foregoing information on Sino Gold was derived from the Sino Gold’s public disclosure, specifically, Sino Gold’s Annual Report 2008 filed on SEDAR. For further information on Sino Gold, including information regarding its mineral resources, readers are directed to Sino Gold’s public disclosure, which disclosure does not form part of this prospectus. Eldorado is not responsible for and has not verified the accuracy or completeness of any information contained in Sino Gold’s public disclosure.

SHARE PURCHASE AGREEMENT AND PLAN OF DISTRIBUTION

Pursuant to the terms of the Share Purchase Agreement, Eldorado will acquire 57,968,029 (subject to certain adjustments, if any) shares of Sino Gold, representing approximately 19.83% of the issued and outstanding shares of Sino Gold. The Share Purchase Agreement contemplates that Eldorado will issue 27,824,654 (subject to certain adjustments, if any) Common Shares to GFA or its nominated affiliate. The consideration for the Sino Shares was determined by negotiation between Eldorado and GFA.

The Share Purchase Agreement provides that the number of Common Shares to be issued on the closing of the Transaction is subject to certain adjustments in the event of a change, between the date of execution and the date of closing, in capitalization of Eldorado or Sino Gold, such as a stock split, reverse stock split, stock dividend, rights offering, combination transaction or similar corporate transaction. The prospectus qualifies the issuance of the Offered Shares (and any Common Shares to be issued pursuant to the foregoing adjustment on the date of closing).

The Share Purchase Agreement also contains a purchase price top-up adjustment right (the “Top-up Adjustment Right”), which provides that, in the 18 months following the effective date of June 3, 2009 (the “Effective Date”), any time Eldorado acquires a certain threshold amount of additional securities of Sino Gold, or within such 18 month period publicly announces its intention to acquire the threshold amount of additional securities of Sino Gold and such proposed acquisition is completed after the end of such 18 month period, in either case, for consideration greater than that paid to GFA under the Transaction, Eldorado will “top-up” the consideration paid to GFA. At the option of Eldorado, such top-up adjustment consideration may be paid in cash or by the issuance of Common Shares, or a combination of Common Shares and cash in accordance with the Share Purchase Agreement. The Top-up Adjustment Right does not apply to acquisitions made pursuant to a take-over bid made or proposed within the first six months following the Effective Date and, during such six month period, Eldorado is restricted from acquiring or offering to acquire any additional interest in Sino Gold securities by takeover bid or from proposing to make a takeover bid, except with the prior written consent of GFA. The prospectus qualifies the distribution of the Top-up Adjustment Right.

The amending agreement entered into on July 10, 2009, provides for the filing of this prospectus and extends the closing date of the Transaction. No underwriter is involved in the preparation of this prospectus or has performed any review of the contents of this prospectus. GFA has confirmed to Eldorado that GFA and its nominated affiliate are accredited investors as defined under National Instrument 45-106. Eldorado is relying on the dealer registration exemption contained in section 2.3(1) of National Instrument 45-106 (“NI 45-106”), and to the extent relevant, section 1.4(2) of NI 45-106.

The securities qualified for distribution under the prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities law, and may not be offered or sold within the United States unless an exemption from registration is available.

The Transaction is subject to approval of certain regulatory authorities and other customary conditions. The TSX has conditionally approved the listing of the Common Shares to be issued pursuant to the Share Purchase Agreement, on the TSX subject to Eldorado fulfilling all the listing requirements of the TSX. AMEX has approved the Offered Shares for listing on AMEX. We have obtained the necessary approval for the Transaction from the Australian Government Foreign Investment Review Board. GFA has advised that the necessary approval of the South African Reserve Bank for the Transaction has been obtained. The closing of the Transaction is expected to take place on July 27, 2009 and in any event not later than on the third business day after satisfaction or waiver of the conditions as provided for in the Share Purchase Agreement or such other date as Eldorado and GFA may agree.

The forgoing summary of the key terms of the Share Purchase Agreement is qualified in its entirety by reference to the Share Purchase Agreement, which is available for review on SEDAR under Eldorado’s name.

RISK FACTORS

The following risks and uncertainties may have a material adverse effect on our operations and the market price or value of Eldorado’s securities.

We are engaged in mining, development and exploration activities which, by their nature, are speculative due to the high-risk nature of our business and the present stage of our various properties. Eldorado’s securities should be considered a highly speculative investment due to the nature of our business. All of the information disclosed in this prospectus, including all documents incorporated by reference, and in particular the risk factors set out below and under the heading “Risk Factors” contained in the AIF incorporated herein by reference should be considered prior to making an investment in us. Such risk factors could materially affect our future financial results and could cause actual events to differ materially from those described in forward-looking statements and forward-looking information relating to us or our business, property or financial results, each of which could cause investors to lose part or all of their investment in the Common Shares.

Risks related to financial matters

Gold price volatility may affect our profitability.

The profitability of our operations is significantly affected by changes in the gold price. The gold price can fluctuate widely and is affected by numerous factors beyond our control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the United States dollar and of other currencies, interest rates, gold sales by central banks and international institutions, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa and China. In addition, the gold price is sometimes subject to rapid short-term changes because of speculative activities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year constitute a small portion of the total potential supply of gold, typical variations in current production do not necessarily have a significant impact on the supply of gold or its price.

Between 2003 and 2008, the price of gold as quoted on the London Bullion Market ranged between a low of $319.90 and a high of $1,011.25 per ounce, based on the P.M. fixing price for gold. The gold price used in the 2008 mineral resource and mineral reserve estimates for the Kisladag Mine and the TJS Mine was $725 per ounce and for the Efemçukuru Project was $530 per ounce. Reserve calculations and life-of-mine plans using significantly lower gold prices could result in reduced estimates of mineral resources and mineral reserves in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges.

If gold prices were to decline significantly or for an extended period of time, we might be unable to continue our operations, develop our properties or fulfill our obligations under our agreements with our partners or under our permits and licenses. As a result, we might lose our interest in, or be forced to sell, some of our properties, or our profitability and cash flow might be negatively affected.

If we engage in gold hedging activities it may minimize the effect of a decline in the gold price on the results of our operations but it may also limit the price that can be realized on our gold.

As of the date of this prospectus, we have no gold hedges in place, but we may engage in hedging activities in the future. Hedging activities are intended to protect a company from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time. Although hedging activities may protect a company against low gold prices, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract.

Mineral resource and mineral reserve estimates are only estimates and there is no certainty that the indicated levels of gold production will be realized by us.

The proven and probable mineral reserve figures set forth in this prospectus are estimates, and there is no certainty that the indicated levels of gold production will be realized. Mineral reserve estimates may require revision based on various factors such as actual production experience, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. For example, cut-off grades for our deposit estimates are based on certain assumptions for plant recovery, gold value, mining dilution and recovery, along with operating and capital costs projections that are based on the historical production figures. Estimated mineral resources and mineral reserves may have to be recalculated based on actual production or exploration results. Market price fluctuations of gold, as well as increased production costs or alteration in recovery rate may render the proven and probable mineral reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of our mineral reserves or our ability to extract these mineral reserves could have a material adverse effect on our future cash flow, results of operations and financial condition.

There are numerous uncertainties inherent in estimating proven and probable mineral reserves and measured, indicated and inferred mineral resources, including many factors beyond our control. The estimation of mineral resources and mineral reserves is a subjective process, and the accuracy of any such estimates are a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate, that mineral reserve and mineral resource figures will be accurate, or that mineral resources or mineral reserves can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Furthermore, it cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or an inferred mineral resource will ever be upgraded to a higher category.

Definitional standards for reporting mineralized material differ between United States reporting standards and the Canadian standards used in this prospectus.

The disclosure in this prospectus and documents incorporated by reference use terms that comply with reporting standards in Canada and certain estimates are made in accordance with NI 43-101. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed in accordance with NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Readers and others are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility, pre-feasibility studies or other economic studies, except in rare cases.

Accordingly, information contained in this prospectus and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Our failure to achieve our production estimates could have a material adverse effect on our future cash flow, results of operations and financial condition.

Estimates of future production for our mining operations as a whole are derived from our five-year mining plans. These estimates are subject to change.

We cannot give any assurance that we will achieve our production estimates. Our failure to achieve our production estimates could have a material and adverse effect on any or all of our future cash flow, results of operations and financial condition. The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above, and as set out below:

•	actual ore mined varying from estimates in grade, tonnage, and metallurgical and other characteristics;
•	mining dilution;
•	pit wall failures or cave-ins;
•	industrial accidents;
•	equipment failures;
•	natural phenomena such as inclement weather conditions, floods, blizzards, droughts, rock slides and earthquakes;
•	encountering unusual or unexpected geological conditions;
•	changes in power costs and potential power shortages;
•	shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;
•	litigation;
•	strikes and other actions by labour at unionized locations; and
•	restrictions imposed by government agencies.

Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to our property or the property of others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable. Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors (including, in some instances, feasibility studies prepared by our personnel and/or outside consultants), but it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Delays often can occur in the commencement of production.

Fluctuations in the price and availability of energy and other commodities could affect our profitability.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation and/or development of our projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation and/or development of our projects will be commenced or completed on a timely basis, if at all the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of our advanced projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage or other interference in the maintenance or provision of such infrastructure could adversely affect our operations and profitability.

The profitability of our business is affected by the market prices and availability of commodities which are consumed or otherwise used in connection with our operations and development projects, such as diesel fuel, electricity, steel, concrete, and cyanide. Prices of such commodities also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond our control. Operations consume significant amounts of energy, and are dependent on suppliers to meet these energy needs. In some cases, no alternative source of energy is available. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of our development projects. If the costs of certain commodities consumed or otherwise used in connection with our operations and development projects were to increase significantly, and remain at such levels for a substantial period of time, we may determine that it is not economically feasible to continue commercial production at some or all of our operations or the development of some or all of our projects, which could have an adverse impact on our profitability.

Our ability to acquire critical resources such as input commodities, drilling equipment, tires and skilled labour due to increased worldwide demand, may cause unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

We may need to raise additional financing in the future to fund our exploration and development program.

We estimate that our current financial resources will be sufficient to undertake our presently planned exploration and development program. Further exploration on, and development and construction of, our mineral resource projects in Brazil, China, Greece and Turkey may require additional capital. In addition, a positive production decision on our current development project would require significant capital for project engineering and construction. Accordingly, the continuing development of our properties may depend upon our ability to obtain financing through the joint venturing of projects, debt financing, and equity financing or other means. There is no assurance that we will be successful in obtaining the required financing on terms acceptable to us, if at all.

We may incur losses associated with foreign currency fluctuations.

We operate in a number of jurisdictions outside of North America, predominantly Brazil, China, Greece and Turkey, and incur certain expenses in foreign currencies. Currently, revenue from operations is received in United States dollars while a significant portion of our operating expenses are incurred in Canadian dollars, Euro, Lira, Real and RMB. In 2008 and since the beginning of this year, our production costs at the Kisladag Mine and the TJS Mine and a portion of our construction costs and operating expenses have been incurred in Lira and RMB, the value of all of which fluctuates and is subject to changes in the respective countries’ political and economic conditions. In 2008, we also incurred certain reclamation costs at the São Bento Mine in Real which also have been subject to such currency exposure.

We are subject to fluctuations in the rates of currency exchange between United States dollars and these currencies, and such fluctuations may materially affect our future cash flow, results of operations and financial condition. Consequently, construction, development and other costs may be higher than we anticipate. As of the date of this prospectus we do not hedge against currency exchange risks, although we may do so from time to time in the future.

Certain factors outside of our control may affect our ability to support the carrying value of goodwill.

We evaluate the carrying value of recorded goodwill to determine whether current events and circumstances indicate such carrying amount may no longer be recoverable. This evaluation involves a comparison of the estimated fair value of our reporting units to their carrying values. Our fair value estimates are based on numerous assumptions and it is possible that actual fair value could be significantly different than these estimates. In the absence of any mitigating valuation factors, our failure to achieve its valuation assumptions or declines in the fair value of its reporting units may, over time, result in an impairment charge.

Risks related to our business and operations

Regulatory requirements significantly affect our mining operations and may have a material adverse effect on our future cash flow, results of operations and financial condition.

We conduct operations in a number of jurisdictions outside of North America, predominantly Brazil, China, Greece and Turkey. The laws in each of these countries differ significantly and may change. Mining operations and development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters. Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing our mines and other facilities in compliance with such laws and regulations are significant.

Failure to comply with applicable laws and regulations may result in enforcement actions and include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, whether in response to changes in the political or social environment in which we operate or otherwise, could have a material adverse effect on our future cash flow, results of operations and financial condition.

There are numerous additional risks related to our foreign investments and operations that may limit or disrupt a project.

The majority of our activities and investments are located in foreign countries. Our foreign investments include operations and/or exploration and development projects in Brazil, China, Greece and Turkey.

These investments are subject to the risks normally associated with conducting business in foreign countries. Some of these risks are more prevalent in countries that are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of war and civil disturbances or other risks that may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or appropriation without fair compensation, risk of adverse changes in laws or policies of particular countries, increases in foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings and foreign exchange controls and currency devaluations. In addition, we may face import and export regulations, including restrictions on the export of gold, disadvantages of competing against companies from countries that are not subject to Canadian and United States laws, including laws relating to foreign corrupt practices, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although we are not currently experiencing any significant or extraordinary problems in foreign countries arising from such risks, there can be no assurance that such problems will not arise in the future.

In the countries where we have operations or conduct exploration activities, the mineral rights or certain portions of such rights are owned by the relevant governments. Such governments have entered into contracts with us and our subsidiaries, or granted permits or concessions that enable us to conduct operations or development and exploration activities on such lands. Notwithstanding such arrangements, our ability to conduct our operations or development and exploration activities on such lands is subject to changes in government policy over which we have no control. If such a change were to occur that affected our right or the rights of any of our subsidiaries to conduct operations or development and exploration activities, it could have a material adverse effect on the results of our operations.

For example, the TJS Mine is located in China. The Chinese government plays a significant role in regulating the mining industry by implementing industrial policies. It also exercises significant control over China’s economic growth through the allocation of resources, control of foreign currency-denominated obligations and provisions in its Foreign Investment Guidelines for Foreign Investment. Furthermore, the Chinese economy has experienced significant growth in the past 20 years. Such growth has been uneven both geographically and among various sectors of the economy. The Chinese government has implemented various measures from time to time to control the rate of economic growth. These measures may have a material adverse effect on the results of our operations.

Companies with a foreign ownership component operating in China may be required to work within a framework that is different to that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. Changes in these guidelines may have a material adverse effect on the results of our operations.

In addition, in China, the exporting of gold requires certain approvals. There is no assurance that such approvals can be obtained. Hence, most gold producers in China sell their gold through the Shanghai Gold Exchange. Currently the Shanghai Gold Exchange serves as a spot market of gold for its members and gold is traded through it at market price.

Furthermore, foreign exchange transactions in China (including the repatriation of investment returns and capital) continue to be subject to foreign exchange controls. Currently, we may repatriate our profits and dividends in foreign currency but may not repatriate our capital except with the approval of the Chinese State Administration of Foreign Exchange.

We cannot provide any assurances that we will be issued the necessary exploration and mining permits and licences, or if issued that they will be renewed or that we can comply with the conditions imposed.

All mineral resources in most of the countries where we operate are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licences in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licences will be issued to us or, if they are issued, that they will be renewed, or that we will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that these approvals will be granted to us in a timely manner, or at all.

We cannot provide any assurances that our joint venture partners will not veto our plans for the business and prevent us from achieving our objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture company. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions such as an increase or reduction of registered capital, merger, division, dissolution, amendment of the constating documents, and the pledge of the joint venture assets, which means that each joint venture party may have a veto right with respect to such decisions which could lead to a deadlock.

In particular, our interest in the TJS Mine is through a joint venture company established under and governed by the laws of China. Our joint venture partners in China are state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies, instead of purely commercial considerations.

As gold exploration is highly speculative and involves many risks, we cannot provide any assurance that our gold exploration efforts will be successful.

Gold exploration is highly speculative in nature, involves many risks and frequently is not productive. There can be no assurance that our gold exploration efforts will be successful. Success in increasing mineral reserves is a result of a number of factors, including the quality of our management and its level of geological and technical expertise, the quality of land available for exploration and other factors. Once gold mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that our exploration programs will result in the expansion or replacement of current mineral reserves with new mineral reserves.

Development projects are uncertain and consequently it is possible that actual cash operating costs and economic returns will differ significantly from those estimated for a project prior to production.

Mine development projects, including our development at the Efemçukuru Project, typically require a number of years and significant expenditures during the development phase before production is possible.

Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

•	estimation of mineral reserves;
•	anticipated metallurgical recoveries;
•	environmental considerations and permitting;
•	future gold prices; and
•	anticipated capital and operating costs of such projects.

Our development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, estimates of proven and probable mineral reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.

Any of the following events, among others, could affect the profitability or economic feasibility of a project:

•	unanticipated changes in grade and tonnage of ore to be mined and processed;
•	unanticipated adverse geotechnical conditions;
•	incorrect data on which engineering assumptions are made;
•	costs of constructing and operating a mine in a specific environment;
•	availability of labour;
•	availability and costs of processing and refining facilities;
•	availability of economic sources of power;
•	adequacy of water supply;
•	availability of surface tenure on which to locate processing and refining facilities;
•	adequate access to the site, including competing land uses (such as agriculture and illegal mining);
•	unanticipated transportation costs;
•

government regulations (including regulations with respect to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

•	fluctuations in gold prices; and
•	accidents, labour actions and force majeure events.

It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays can often occur at the start of production. In the past, we have adjusted our estimates based on changes to our assumptions and actual results.

We need to continually obtain additional mineral reserves for gold production.

Because mines have limited lives based on proven and probable mineral reserves, we must continually replace and expand our mineral reserves as our mines produce gold. Our ability to maintain or increase our annual production of gold will depend in significant part on our mining operations at the Kisladag Mine and the TJS Mine and our development of the Efemçukuru Project; our ability to expand existing operations through successful exploration; and our ability to develop new projects and undertake acquisitions.

We are subject to a number of risks and hazards that may result in damage to our property, delays in our business and possible legal liability.

Our operations are subject to a number of risks and hazards including:

•	environmental hazards;
•	discharge of pollutants or hazardous chemicals;
•	industrial accidents;
•	failure of processing and mining equipment;
•	labour disputes;
•	supply problems and delays;
•	changes in the regulatory environment;
•	encountering unusual or unexpected geologic formations or other geological or grade problems;
•	unanticipated changes in metallurgical characteristics and gold recovery;
•	encountering unanticipated ground or water conditions;
•	cave-ins, pit wall failures, flooding, rock bursts and fire;
•	periodic interruptions due to inclement or hazardous weather conditions; and
•	other acts of God or unfavourable operating conditions and bullion losses.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on our future cash flow, results of operations and financial condition.

Our properties may be subject to environmental hazards.

Environmental hazards may exist on our projects which are currently unknown to us. We may be liable for losses associated with such hazards, or may be forced to undertake extensive remedial cleanup action or to pay for governmental remedial cleanup actions, even in cases where such hazards have been caused by previous or existing owners or operators of the property, or by past or present owners of adjacent properties or natural conditions. The costs of such cleanup actions may have a material adverse impact on our operations and profitability.

We cannot provide assurance that we have been or will be at all times in complete compliance with environmental, health and safety laws or that the cost of complying with current and future environmental, health and safety laws will not materially adversely affect our future cash flow, results of operations and financial condition.

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental, health and safety laws, any future changes to these laws could adversely affect our financial condition, liquidity or results of operations.

Failure to comply with applicable environmental, health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that we have been or will be at all times in complete compliance with such laws or permits, that our compliance will not be challenged or that the costs of complying with current and future environmental, health and safety laws and permits will not materially or adversely affect our future cash flow, results of operations and financial condition.

We may not be able to maintain adequate insurance against the risks of our business.

Where considered practical to do so we maintain insurance against risks in the operation of our business in amounts that we believe to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. We cannot provide any assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or is considered too expensive relative to the perceived risk.

We compete with other companies with greater financial resources.

We operate in a competitive industry and compete with other more well established companies which have greater financial resources than we do. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

If we fail to hire and retain our key personnel, it may have an adverse effect on our operations.

We depend on a number of key personnel, including Paul N. Wright, our President and Chief Executive Officer, Norman S. Pitcher, our Chief Operating Officer, and Earl W. Price, our Chief Financial Officer. The loss of any one of these personnel could have an adverse effect on our operations. We have employment contracts with each of these key personnel. We do not have key man life insurance.

Our ability to manage growth effectively will require us to continue to implement and improve our management systems and to recruit and train new employees. Although we have done so in the past and expect to do so in the future, we cannot assure that we will be successful in attracting and retraining skilled and experienced personnel.

Our business depends on good relations with our employees.

We are dependent on our workforce to extract and process minerals. We have programs to recruit and train the necessary manpower for our operations and endeavour to maintain good relations with our workforce in order to minimize the possibility of strikes, lockouts, and other stoppages at our work sites. A prolonged labour disruption at any of our development projects could have a material adverse impact on our operations as a whole.

We cannot give any assurance that title to our mineral properties will not be challenged.

While we have investigated title to all of our mineral claims and, to the best of our knowledge, title to all of our properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of our properties which, if successful, could impair development and/or operations. We cannot give any assurance that title to our properties will not be challenged.

We are subject to litigation risks.

All industries, including the mining industry, are subject to legal claims, with and without merit. In addition to the litigation in Turkey as described under the heading “Description of the Business” in our AIF, we are also involved in various routine legal and regulatory proceedings. We believe it is unlikely that the final outcome of these legal or regulatory proceedings will have a material adverse effect on our financial condition or results of operations. However, defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process and dealings with the regulatory bodies, there can be no assurance that the resolution of any particular legal or regulatory proceeding will not have a material adverse effect on our future cash flow, results of operations or financial condition.

We are subject to risks related to community action.

All industries, including the mining industry, are subject to community actions. In recent years, communities and non-governmental organizations have become more vocal and active with respect to mining activities at or near their communities. These parties may take actions such as road blockades, applications for injunctions seeking work stoppage and lawsuits for damages. These actions can relate not only to current activities but also in respect of decades old mining activities by prior owners of subject mining properties.

We are subject to risks relating to the global economy.

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede our access to capital or increase the cost of capital. In 2007 and 2008, the global credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the credit quality of mortgage-backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and general decline in consumer confidence. These conditions worsened in 2008 and are continuing in 2009, causing a loss of confidence in the broader global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for us to obtain, or increase the cost of obtaining, capital and financing for our operations. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on our business, financial condition and results of operations.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted and the trading price of the Common Shares may be adversely affected.

We are also exposed to liquidity risks in meeting our operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact our ability to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to us. If these increased levels of volatility and market turmoil continue, our operations could be adversely impacted and the trading price of our Common Shares could be adversely affected.

As a result of current global financial conditions, numerous financial institutions have gone into bankruptcy or have been rescued by government authorities. As such, we are subject to the risk of loss of our deposits with financial institutions that hold our cash.

Risks related to acquisitions

Risks inherent in acquisitions that we may undertake could adversely affect our growth and financial condition.

We are actively pursuing the acquisition of advanced exploration, development and production assets consistent with our acquisition and growth strategy. From time to time, we may also acquire securities of or other interests in companies with respect to which we may enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including:

•	accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

•	ability to achieve identified and anticipated operating and financial synergies;
•	unanticipated costs;
•	diversion of management attention from existing business;
•	potential loss of our key employees or the key employees of any business we acquire;
•	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and
•	decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause us not to realize the benefits anticipated to result from the acquisition of properties or companies, and could have a material adverse effect on our ability to grow and on our financial condition.

We cannot give any assurance that we will successfully identify and complete an acquisition transaction and, if completed, that the business acquired will be successfully integrated into our operations.

While we continue to seek acquisition opportunities consistent with our acquisition and growth strategy, we cannot be certain that we will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into our operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and operating acquired properties and companies could have a material adverse effect on our results of operations and financial condition. In addition, to acquire properties and companies, we would use available cash, incur debt, issue our common shares or other securities, or a combination of any one or more of these. This could limit our flexibility to raise capital, to operate, explore and develop our properties and to make additional acquisitions, and could further dilute and decrease the trading price of the common shares. When evaluating an acquisition opportunity, we cannot be certain that we will have correctly identified and managed the risks and costs inherent in the business that we are acquiring.

From time to time, we engage in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at a different stage of development. While at the present time we have no binding agreement or commitment to enter into any such transaction, we are actively pursuing potential acquisitions. We can provide no assurance that any potential transaction will be successfully completed, and, if completed, that the business acquired will be successfully integrated into our operations. If we fail to manage our acquisition and growth strategy successfully, it could have a material adverse effect on our business, results of operations and financial condition.

There may be no right for shareholders to evaluate the merits or risks of any future acquisition undertaken by us.

There may be no right for our shareholders to evaluate the merits or risks of any future acquisition undertaken by us, except as required by applicable laws and stock exchange rules.

Risks related to our securities

Further equity issuances may substantially dilute the interests of our shareholders and may have an adverse affect on the market price of our securities.

We may require additional funds to fund our exploration and development programs and potential acquisitions. If we raise additional funding by issuing additional equity securities, such financing may substantially dilute the interests of our shareholders.

Furthermore, a number of our existing agreements provide for additional issuances of common shares that may result in dilution to shareholders. Interests of shareholders may be diluted in the event the Top-up Adjustment Right is triggered and Eldorado elects to issue Common Shares in satisfaction of the obligations thereunder.

Issuances of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

Our common shares may experience price and volume fluctuations.

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of our securities.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation.

We do not expect to pay dividends on our common shares in the foreseeable future.

We have never paid cash dividends on our Common Shares. We currently intend to retain our future earnings, if any, to fund the development and growth of our business, and do not anticipate paying any cash dividends on our Common Shares for the foreseeable future. As a result, you will have to rely on capital appreciation, if any, to earn a return on your investment in our common shares in the foreseeable future. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.

We follow corporate governance requirements of Canadian corporate and securities laws.

Non-Canadian residents holding our Common Shares should be aware that we follow the corporate governance requirements of applicable Canadian corporate and securities laws which may differ from corporate governance requirements under laws applicable in their place of residence. In addition, although we substantially comply with the corporate governance guidelines of AMEX, we have obtained exemptions from AMEX permitting us to follow the shareholder meeting quorum requirements of our by-laws, which provide that a quorum is met by two persons holding or representing not less than 25 percent of the outstanding voting shares (as compared to 33 1/3 percent under AMEX requirements).

In addition, we may from time to time seek other relief from AMEX corporate governance requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country laws, in which case, we shall make the disclosure of such transactions available on our website at www.eldoradogold.com. Information contained on our website is not part of this prospectus.

We may fail to achieve and maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act.

We have documented and tested during our most recent fiscal year, our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management and an independent assessment by our independent auditors of the effectiveness of our internal control over financial reporting. We may fail to achieve and maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of SOX. Our failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm the our business and negatively impact the trading price of the Common Shares or market value of our other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. There can be no assurance that we will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that we will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide us with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to us.

No evaluation can provide complete assurance that our internal control over financial reporting will detect or uncover all failures of persons within us to disclose material information otherwise required to be reported. The effectiveness of our controls and procedures could also be limited by simple errors or faulty judgments. In addition, as we continue to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that we continue to improve our internal controls over financial reporting. Although we intend to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, we cannot be certain that it will be successful in complying with Section 404.

These risks, including those incorporated by reference, should be considered in the context of our business which is described under “Description of the Business” in the AIF. If any of the foregoing events, or other risk factor events as described in the AIF and incorporated by reference herein occur, our business, financial condition or results of operations could likely suffer. In that event, the market price of our securities could decline and investors could lose all or part of their investment.

CONSOLIDATED CAPITALIZATION

The following represents our share capital as at March 31, 2009:

Designation of Shares	Number of Common Shares Authorized	Outstanding on March 31, 2009	Outstanding on June 30, 2009(1) (2)(3)
Common	Unlimited	370,917,390	371,379,424
(1)

From March 31, 2009 to June 30, 2009, we have issued an aggregate of 462,034 Common Shares pursuant to the exercise of stock options by employees, directors and officers of the Company. As at June 30, 2009, we had incentive stock options issued pursuant to our stock option plans and Exchange Receipts (in respect of the Frontier acquisition) outstanding which in the aggregate, may result in the issuance of 10,970,519 additional Common Shares. The Exchange Receipts terminated without exercise on July 1, 2009.

(2)

Eldorado’s authorized capital also consists of an unlimited number of convertible non-voting shares, of which none were outstanding as at June 30, 2009. If convertible non-voting shares were outstanding, the holders of such shares would be entitled to participate equally with holders of the common shares in the distribution of our assets on a liquidation, dissolution or winding-up of the Company or other distribution of our assets and in the entitlement to dividends.

(3)	Including the Offered Shares, the number of outstanding Common Shares as at June 30, 2009, would have been 399,204,078.

There has not been any material change in the loan capital of the Company since March 31, 2009.

USE OF PROCEEDS

The Offered Shares and the Top-up Adjustment Right are being issued as consideration for the Sino Shares being acquired by Eldorado from GFA. See “Share Purchase Agreement and Plan of Distribution” above. No cash proceeds will be received by Eldorado in connection with the Transaction.

DESCRIPTION OF COMMON SHARES

Eldorado is authorized to issue an unlimited number of Common Shares, of which 371,379,424 Common Shares were issued and outstanding as of June 30, 2009. All of the Common Shares rank equally as to voting rights, participation in a distribution of our assets on liquidation, dissolution or winding-up and the entitlement to dividends. The holders of the Common Shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each of the Common Shares carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of Eldorado or other distribution of its assets, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after we have paid out our liabilities. Distributions in the form of dividends, if any, will be set by the board of directors of Eldorado. For particulars on our dividend policy, see “Dividend Policy” in the AIF incorporated herein by reference.

Provisions as to the modification, amendment or variation of the rights attached to the Common Shares are contained in Eldorado’s articles and the CBCA. Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least 2/3 of the votes cast).

PRIOR SALES

The following table summarizes the issuances by Eldorado of Common Shares within the 12-month period before the date of this prospectus, all of which were issued in relation to the exercise of stock options:

Date of Issue	Number of Common Shares Issued	Issue Price (Cdn$)
11-Jul-08	10,000	$7.12
14-Jul-08	5,000	$3.70
14-Jul-08	75,000	$4.43
14-Jul-08	30,000	$3.01
21-Aug-08	1,042	$5.15

Date of Issue	Number of Common Shares Issued	Issue Price (Cdn$)
28-Aug-08	5,000	$3.74
28-Aug-08	2,083	$5.15
28-Aug-08	33	$7.12
28-Aug-08	100,000	$3.70
18-Sep-08	10,200	$3.70
22-Sep-08	39,800	$3.70
11-Nov-08	2,500	$3.70
20-Nov-08	15,000	$3.70
24-Nov-08	210,000	$3.70
24-Nov-08	5,833	$5.15
24-Nov-08	2,500	$3.70
25-Nov-08	3,333	$4.88
25-Nov-08	100,000	$3.37
26-Nov-08	60,000	$4.88
26-Nov-08	15,000	$6.44
26-Nov-08	8,333	$5.15
26-Nov-08	50,000	$3.70
26-Nov-08	20,000	$5.25
27-Nov-08	225,000	$3.70
27-Nov-08	16,000	$4.88
28-Nov-08	8,000	$5.15
28-Nov-08	105,000	$3.70
28-Nov-08	6,666	$4.88
26-Nov-08	25,000	$3.70
10-Dec-08	30,000	$3.70
10-Dec-08	53,999	$4.88
10-Dec-08	5,000	$5.01
10-Dec-08	15,000	$5.25
10-Dec-08	40,000	$6.44
10-Dec-08	16,666	$5.15
10-Dec-08	50,000	$4.75
10-Dec-08	25,000	$3.50
11-Dec-08	30,000	$3.12
11-Dec-08	50,000	$3.50
11-Dec-08	8,333	$5.15
12-Dec-08	15,000	$4.88
15-Dec-08	33,332	$7.12
15-Dec-08	39,999	$5.15
15-Dec-08	23,332	$4.88
15-Dec-08	16,666	$5.42
15-Dec-08	15,000	$6.44
16-Dec-08	47,000	$4.88
16-Dec-08	66,666	$4.85
16-Dec-08	16,666	$5.15
16-Dec-08	25,000	$3.75
16-Dec-08	50,000	$7.12
16-Dec-08	20,000	$3.74
17-Dec-08	15,000	$6.44
17-Dec-08	4,167	$5.15
17-Dec-08	104,666	$4.88
17-Dec-08	50,000	$6.07
17-Dec-08	6,666	$7.90
17-Dec-08	6,000	$5.15
17-Dec-08	44,999	$7.12
18-Dec-08	5,000	$4.88
19-Dec-08	10,000	$4.88
19-Dec-08	50,000	$6.40
19-Dec-08	20,000	$5.65
23-Dec-08	10,000	$4.88

Date of Issue	Number of Common Shares Issued	Issue Price (Cdn$)
29-Dec-08	15,000	$6.44
29-Dec-08	15,000	$4.88
29-Dec-08	20,000	$3.37
29-Dec-08	16,666	$7.12
29-Dec-08	15,000	$7.78
29-Dec-08	1,250	$5.15
29-Dec-08	5,000	$5.15
31-Dec-08	140,900	$3.70
2-Jan-09	4,100	$3.70
2-Jan-09	54,700	$4.88
2-Jan-09	24,000	$5.65
5-Jan-09	100,000	$3.70
7-Jan-09	200,000	$3.70
8-Jan-09	10,000	$4.88
8-Jan-09	60,000	$3.00
9-Jan-09	60,333	$4.88
9-Jan-09	50,000	$6.07
9-Jan-09	5,833	$5.15
9-Jan-09	40,000	$3.37
9-Jan-09	7,000	$6.90
13-Jan-09	10,000	$4.88
13-Jan-09	40,000	$3.00
15-Jan-09	25,000	$5.00
15-Jan-09	48,000	$4.88
20-Jan-09	368,966	$4.88
20-Jan-09	40,000	$6.44
20-Jan-09	99,999	$7.12
20-Jan-09	8,333	$5.15
21-Jan-09	100,000	$3.37
22-Jan-09	8,000	$4.88
23-Jan-09	16,600	$5.15
23-Jan-09	24,900	$6.44
23-Jan-09	22,300	$4.88
23-Jan-09	16,666	$5.42
23-Jan-09	8,000	$4.88
26-Jan-09	15,000	$6.44
26-Jan-09	38,333	$4.88
26-Jan-09	20,000	$3.50
26-Jan-09	16,666	$7.12
26-Jan-09	8,333	$5.15
26-Jan-09	12,500	$5.15
26-Jan-09	13,333	$7.12
27-Jan-09	95,000	$5.35
28-Jan-09	40,000	$6.44
30-Jan-09	20,000	$3.37
30-Jan-09	13,300	$4.88
02-Feb-09	15,000	$6.44
03-Feb-09	55,000	$6.44
24-Feb-09	32,000	$4.88
25-Feb-09	12,000	$6.44
26-Feb-09	10,000	$6.44
27-Feb-09	12,500	$5.15
27-Feb-09	8,000	$7.12
02-Mar-09	37,300	$6.44
03-Mar-09	7,000	$7.78
03-Mar-09	14,999	$4.88
03-Mar-09	18,333	$5.71
04-Mar-09	2,700	$6.44
05-Mar-09	10,000	$6.44

Date of Issue	Number of Common Shares Issued	Issue Price (Cdn$)
05-Mar-09	5,000	$6.01
06-Mar-09	39,000	$6.44
09-Mar-09	27,000	$6.44
19-Mar-09	10,000	$6.44
23-Mar-09	25,002	$7.12
24-Mar-09	5,000	$6.01
24-Mar-09	30,000	$3.50
24-Mar-09	155,834	$7.12
24-Mar-09	20,000	$6.44
24-Mar-09	62,332	$4.88
24-Mar-09	12,000	$7.78
24-Mar-09	16,633	$5.15
24-Mar-09	50,000	$3.37
26-Mar-09	3,300	$6.01
26-Mar-09	50,300	$7.12
26-Mar-09	10,600	$5.15
26-Mar-09	50,000	$6.44
26-Mar-09	30,000	$3.50
30-Mar-09	3,000	$7.78
30-Mar-09	7,000	$6.90
30-Mar-09	13,333	$7.12
31-Mar-09	34,000	$7.17
01-Apr-09	30,700	$7.12
01-Apr-09	10,000	$9.25
02-Apr-09	16,667	$7.12
22-May-09	40,000	$6.44
28-May 09	10,000	$4.88
28-May-09	2,000	$9.25
28-May-09	30,000	$6.44
28-May-09	275,000	$5.65
29-May 09	2,000	$9.25
29-May-09	6,667	$7.90
02-Jun-09	1,000	$9.25
02-Jun-09	17,900	$6.40
03-Jun-09	4,000	$4.88
05-Jun-09	7,100	$6.40
29-Jun-09	2,000	$4.88
29-Jun-09	5,000	$7.12
29-Jun-09	2,000	$9.25
15-Jul-09	20,000	$7.12
Total	5,525,691

The following table summarizes the issuances by Eldorado of stock options within the 12-month period before the date of this prospectus:

Date of Issue	Number of Common Shares Issued	Issue Price (Cdn$)
22-Feb-08	70,000	$6.01
12-Mar-08	63,000	$6.90
28-May-08	20,000	$7.90
06-Aug-08	351,000	$7.78
15-Sep-08	40,000	$6.57
14-Oct-08	15,000	$5.01
04-Nov-08	5,726,000	$4.88
22-Jan-09	318,000	$9.25
01-Apr-09	30,000	$11.40

13-May-09	240,000	$9.81
15-May-09	100,000	$9.67
Total	6,973,000

In 2008, Eldorado acquired the Frontier Shares. In connection with this transaction, Eldorado issued an aggregate of 20,339,334 Common Shares and issued Exchange Receipts. The Exchange Receipts terminated without exercise on July 1, 2009.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX under the symbol “ELD” and the AMEX under the symbol “EGO”. The following table sets forth, for the periods indicated over the 12 months prior to the date of this prospectus, the price range and volumes traded or quoted on the TSX (as reported by the Bloomberg) and the AMEX (as reported by Bloomberg).

TSX					AMEX
Month	High	Low	Close	Volume	High	Low	Close	Volume
July 1- 17, 2009	Cdn$10.84	Cdn$9.23	Cdn$10.28	22,034,900	US$9.44	US$7.93	US$9.21	27,940,803
June 2009	Cdn$11.22	Cdn$8.83	Cdn$10.48	57,130,100	US$10.35	US$7.65	US$8.95	83,093,000
May 2009	Cdn$11.44	Cdn$9.29	Cdn$10.82	59,865,800	US$10.42	US$7.92	US$9.92	58,847,800
April 2009	Cdn$11.67	Cdn$8.68	Cdn$9.48	67,469,500	US$9.20	US$7.15	US$8.00	66,716,100
March 2009	Cdn$11.80	Cdn$8.76	Cdn$11.40	74,041,200	US$9.70	US$6.90	US$9.00	68,878,700
February 2009	Cdn$11.90	Cdn$9.06	Cdn$10.73	85,944,300	US$9.52	US$7.30	US$8.25	55,302,600
January 2009	Cdn$10.34	Cdn$8.07	Cdn$9.60	93,977,351	US$8.49	US$6.44	US$7.75	55,321,442
December 2008	Cdn$9.78	Cdn$5.47	Cdn$9.65	79,859,510	US$8.23	US$4.21	US$7.95	57,286,960
November 2008	Cdn$7.49	Cdn$4.55	Cdn$7.49	59,877,746	US$5.95	US$3.66	US$5.70	39,940,589
October 2008	Cdn$7.05	Cdn$3.44	Cdn$4.98	58,201,142	US$6.64	US$2.38	US$4.25	59,415,547
September 2008	Cdn$8.40	Cdn$5.79	Cdn$6.64	66,227,650	US$7.86	US$5.40	US$6.26	66,709,065
August 2008	Cdn$8.78	Cdn$7.15	Cdn$8.44	51,772,290	US$8.97	US$6.67	US$7.93	40,658,902
July 2008	Cdn$9.01	Cdn$7.39	Cdn$8.36	61,571,636	US$9.34	US$7.29	US$8.15	40,932,856

INTEREST OF EXPERTS

The consolidated balance sheets of the Company as at December 31, 2008, 2007, 2006 and 2005 the consolidated statements of operations and deficit, and cash flows of the Company for each of the years ended December 31, 2008, December 31, 2007, December 31, 2006 and December 31, 2005, and the consolidated statements of comprehensive income for each of the years ended December 31, 2008 and December 31, 2007, the consolidated balance sheets of Frontier as at December 31, 2007 and 2006 and the consolidated statements of operations and shareholders equity and cash flows of Frontier for each of the years ended December 31, 2007 and December 31, 2006 incorporated by reference in this prospectus, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent chartered accountants, and the authority of such firm as experts in auditing and accounting. PricewaterhouseCoopers LLP reports that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

The consolidated balance sheet of Frontier as at December 31, 2005 and consolidated statements of loss and deficit and cash flows for the year ended December 31, 2005 incorporated by reference into this prospectus have been so incorporated in reliance on the report of Staley, Okada & Partners, independent chartered accountants, and the authority of such firm as experts in auditing and accounting. Staley, Okada & Partners report that they are independent of Eldorado in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

To the extent not disclosed in the AIF, the following list sets out those persons or companies named as having prepared or certified a statement, report or valuation described in this prospectus either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

(1)	Hatch Ltd.;
(2)	RSG Global Pty Ltd.;
(3)	Wardrop Engineering Inc.;
(4)	Stephen Juras, Eldorado Gold Corporation;
(5)	Richard Miller, Eldorado Gold Corporation; and
(6)	Norman S. Pitcher, Eldorado Gold Corporation.

Based on information provided by the relevant persons, and except as otherwise disclosed herein, none of the persons or companies referred to above has received or will receive any direct or indirect interests in the property of Eldorado or of an associated party or an affiliate of Eldorado. None of the persons or companies referred to above or in the AIF owns any securities of Eldorado or of an associated party or an affiliate of Eldorado, other than Stephen Juras, Richard Miller and Norman S. Pitcher who own less than 1% of the securities of Eldorado.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, revision of price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENT

We have read the short form prospectus of Eldorado Gold Corporation (the “Company”) dated July 20, 2009, relating to the qualification for distribution of common shares of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets as at December 31, 2008 and 2007, the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2008, the statement of comprehensive income for each of the years in the two year period ended December 31, 2008 and the effectiveness of internal control over financial reporting of the Company as of December 31, 2008. Our report is dated March 18, 2009.

We also consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets as at December 31, 2007 and 2006, the consolidated statements of operations and deficit, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2007, the statement of comprehensive income for each of the years in the two year period ended December 31, 2007 and the effectiveness of internal control over financial reporting of the Company as of December 31, 2007. Our report is dated March 27, 2008.

We also consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets as at December 31, 2006 and 2005, the consolidated statements of operations and cash flows for each of the years in the two-year period ended December 31, 2006 and the effectiveness of internal control over financial reporting of the Company as of December 31, 2006. Our report is dated March 22, 2007.

(signed) PRICEWATERHOUSECOOPERS LLP

Chartered Accountants

Vancouver, B.C., Canada

July 20, 2009

AUDITORS’ CONSENT

We have read the short form prospectus of Eldorado Gold Corporation (the “Company”) dated July 20, 2009, relating to the qualification for distribution of common shares of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of Frontier Pacific Mining Corporation (“Frontier”) on the consolidated balance sheets as at December 31, 2007 and 2006, the consolidated statements of operations and shareholders’ equity and cash flows for each of the years ended December 31, 2007 and 2006 of Frontier. Our report is dated April 24, 2008.

(signed) PRICEWATERHOUSECOOPERS LLP

Chartered Accountants

Vancouver, B.C., Canada

July 20, 2009

AUDITORS’ CONSENT

We have read the short form prospectus of Eldorado Gold Corporation (the “Company”) dated July 20, 2009, relating to the qualification for distribution of common shares of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of Frontier Pacific Mining Corporation (“Frontier”) on the consolidated balance sheet as at December 31, 2005, the consolidated statements of operations and shareholders’ equity and cash flows for the year ended December 31, 2005 of Frontier. Our report is dated March 24, 2006 (except for note 15 which is at April 10, 2006).

(signed) STALEY, OKADA & PARTNERS

Chartered Accountants

Vancouver, B.C., Canada

July 20, 2009

CERTIFICATE OF THE COMPANY

DATED: July 20, 2009

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the provinces of British Columbia and Ontario.

(signed) Paul N. Wright President and Chief Executive Officer	(signed) Earl W. Price Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) Hugh C. Morris Director	(signed) K. Ross Cory Director